Graubard Miller
405 Lexington Avenue - 19th Floor
New York, New York 10174

April 16, 2007

Securities and Exchange Commission
Washington, DC 20549

Re:	Form 8-K - Item 4.01 - Change of Accountant SEC File No: 000-31091

Ladies and Gentlemen:

In connection with the Form 8-K, in which Equicap, Inc. (“Company”) previously reported, as a result of the review by the Staff, it is apparent that there was a typographical error made by us, in paragraph (b) of Item 4.01. This amendment corrects that date.

Graubard Miller

By:   /s/ Andrew D. Hudders
         Andrew D. Hudders